THE ALGER FUNDS
360 Park Avenue South
New York, New York 10010

May 28, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Amy Miller

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 83 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 82 under the Securities Act to the Registration Statement filed with the SEC on March 25, 2015 pursuant to Rule 485(a)(1) under the Securities Act in order register a new Class Z class of shares for each of the Alger Mid Cap Growth Fund and Alger Health Sciences Fund series of the Trust. The Amendment includes the combined institutional prospectus for the new Class Z Shares, as well as the Class I, R and Z Shares of all funds in the Alger Family of Funds (the “Institutional Prospectus”), a statement of additional information (“SAI”) for the Trust, and part C (“Part C”).

Comments were provided by telephone to me by Amy Miller of the Staff on May 11, 2015.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  References in the responses to the Institutional Prospectus, SAI, and Part C are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Institutional Prospectus

Principal Risks (page 67)

1.                                      Staff Comment:   The Staff requested that the risks be labelled with headings, to make the disclosure simpler.

Response:  The requested change has been made in the Institutional Prospectus, and will be carried forward in the combined retail prospectus for Class A, B and C Shares of all funds in the Alger Family of Funds (the “Retail Prospectus”) when the Retail Prospectus is updated.

Portfolio Managers (page 70)

2.                                      Staff Comment:   The Staff requested that, if that was the case, the prospectus note that all the portfolio managers listed are primarily responsible for the day-to-day management of the fund’s portfolio.

Response:  The requested change has been made in the Institutional Prospectus, and will be carried forward in the Retail Prospectus when the Retail Prospectus is updated.

Part C

3.                                      Staff Comment:   Please revise the Exhibits listed in Part C to indicate compliance with each subsection in Item 28 of Form N-1A.  If a subsection of Item 28 does not apply, please indicate that these items are not applicable.

Response:  The requested change has been made.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.